April 8, 2021	53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeff Kauten, Jan Woo, Melissa Kindelan, Christine Dietz

Re:	ironSource Ltd.

Registration Statement on Form F-4

Filed March 26, 2021

CIK No. 0001837430

Ladies and Gentlemen:

On behalf of ironSource Ltd. (the “Company”), and in connection with the above-referenced Registration Statement on Form F-4 initially filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 26, 2021 (the “Registration Statement”), we submit this letter to the staff of the Commission (the “Staff”) in order to provide certain supplemental information to enable the Staff to complete its review of the Company’s share-based equity awards pricing and fair value determinations. In particular, the Company references Comment #24 of the Staff’s letter dated March 3, 2021 with respect to providing an explanation for the determination of the fair value of the Ordinary Shares (as defined below) underlying the Company’s share based compensation awards and the reasons for any significant fluctuations in the fair values. The supplemental response set forth below is based upon information provided to Latham & Watkins LLP by the Company. Unless otherwise indicated, capitalized terms herein will have the meanings assigned to them in the Registration Statement.

Fair Value Determinations

Given the absence of an active market for the Company’s Ordinary Shares (the “Ordinary Shares”), the Company’s Board of Directors (the “Board”) was required to estimate the fair value of the Ordinary Shares at the time of each share based compensation award granted by the Company based upon several factors, including the Board’s consideration of input from management and third-party valuations.

Securities and Exchange Commission

Division of Corporation Finance

April 8, 2021

We further advise the Staff that the Board has considered a variety of factors in determining the fair value of the Ordinary Shares for purposes of granting and measuring share-based compensation awards to date. In valuing the Ordinary Shares, the Board determined the enterprise value of the Company using valuation methods it deemed appropriate under the circumstances applicable at the valuation date including using either the income-based approach or the market approach. The income-based approach used by the Company utilized the discounted cash flow method (“DCF”) which estimates the enterprise value of the Company based on the estimated future cash flows that the Company will generate. These future cash flows are discounted to their present values using an appropriate discount rate to reflect the risks inherent in the Company achieving these estimated cash flows. The market approach used by the Company estimates the enterprise value of the Company based on a comparison of the Company to public companies with similar enterprises (the “Peer Group”), also known as the guideline public company method (the “GPCM”). The GPCM estimates enterprise value by applying a representative multiple from the identified Peer Group to what the Company believes are comparable metrics across the Peer Group. The Peer Group was selected based on operational and economic similarities to the Company and factors included, but were not limited to, industry, business model, operations, geographic presence, financial size and performance, stock liquidity and management recommendations regarding most similar companies. This approach involves the identification of relevant transactions, and determining relevant multiples to apply to the Company’s revenue.

Once an enterprise value was determined, the Company used either the option pricing method (“OPM”) or a combination of OPM and the probability weighted expected return method (“PWERM”) to allocate such value to its Ordinary Shares (the “Hybrid Method”). The OPM treats ordinary and preferred shares as call options on a business, with exercise prices based on the liquidation preferences, participation rights and exercise prices of the equity instruments. The ordinary shares only have value if the funds available for distribution to the holders of ordinary shares exceed the value of the liquidation preference of the preferred stock at the time of a liquidity event, such as a merger, sale, or initial public offering (“IPO”), assuming the business has funds available to make a liquidation preference meaningful and collectible by shareholders. The ordinary shares are modeled as call options with a claim on the business at an exercise price equal to the remaining value immediately after any preferred shares are liquidated. The OPM uses the Black-Scholes option pricing model to price the call option. The estimated per share value of the ordinary shares derived from the OPM may then be discounted by a non-marketability factor due to the fact that stockholders of private companies do not have access to trading markets similar to those enjoyed by stockholders of public companies, which impacts liquidity. The discount for a lack of marketability (“DLOM”) is determined using a protective put option model, in which a put option is used as a proxy for measuring discounts for a lack of marketability of securities.

Under PWERM, the value of a company’s ordinary shares is estimated based upon an analysis of future values for the entire enterprise assuming various outcomes. For each of the various scenarios, an enterprise value is estimated and the rights and preferences for each shareholder class are considered to allocate the enterprise value to ordinary shares. The ordinary share value is then multiplied by a discount factor reflecting the calculated discount rate and the timing of the event. The resulting value of the ordinary shares is then multiplied by an estimated probability for each scenario. The probability and timing of each scenario are based on discussions between the Board and management. Once the estimated per share value of the ordinary shares derived from the PWERM is calculated, a DLOM may then be applied to account for a lack of access to an active public market.

Securities and Exchange Commission

Division of Corporation Finance

April 8, 2021

The Hybrid Method estimates the PWERM across multiple scenarios in combination with the OPM to allocate the estimated equity value within one or more of the scenarios. The Hybrid Method is appropriate for a company expecting a near term liquidity event, but where, due to market or other factors, the likelihood of completing the liquidity event is uncertain. The Hybrid Method considers a company’s going concern nature, stage of development and the company’s ability to forecast near and long-term future liquidity scenarios. In the Company’s hybrid method, several types of future event scenarios were considered including IPO scenarios and other scenarios such as continued operations as a private entity and, the possibility of an M&A opportunity, including the possibility of a merger with a special purpose acquisition company (“SPAC”). The enterprise value was determined for scenarios using various approaches. Once the equity value was determined for each scenario, the Company used the OPM to allocate value in the stay private scenario and the PWERM to allocate value in the IPO scenario(s), before applying a DLOM. The relative probabilities between the future exit scenarios were determined by management based on the information known to it at the time of the grant and an analysis of performance and market conditions at the time, including then current IPO valuations of similarly situated companies and expectations as to the timing and likely prospects of future event scenarios.

A summary of the Company’s stock option grants and the estimated fair values used to calculate stock-based compensation charges for the period starting February 2020 through the date of this letter are set forth below:

Date of Grant	Number of Shares Subject to Awards Granted	Exercise Price Per Share(1)(2)		Deemed Fair Value Per Ordinary Share for Financial Reporting
2/6/2020	30,500	$12.62		$12.62
9/30/2020	1,190,700	$12.62		$31.30
10/28/2020(3)	20,000	$12.62		$31.30
1/17/2021	3,789,555	$31.30		$44.40
1/18/2021(4)	50,000	$31.30		$44.40
1/28/2021(4)	7,803	$31.30		$44.40
2/1/2021(4)	10,000	$31.30		$44.40
2/8/2021(4)	25,000	$31.30		$44.40
2/16/2021	29,956	$0.001	(5)	$74.03
2/16/2021	90,000	$31.30		$74.03

Securities and Exchange Commission

Division of Corporation Finance

April 8, 2021

(1)

Israeli Laws including tax laws do not prohibit, sanction or fine options granted to employees with an exercise price below fair value; for accounting purposes, the compensation charge is taken by the Company for the full fair value per option of such grants.

(2)

On December 31, 2020, the Company completed the spin-off of all the assets related to its desktop business through a tax-free dividend to TypeA Holdings Ltd. (the “Spin-Off”). Following the Spin-Off, the fair value per share was reduced by approximately 3% to account for the Spin-Off and reduction in the overall enterprise value of the Company and all exercise prices of the Company’s share-based equity awards granted prior to the Spin-Off were adjusted accordingly. Unless otherwise indicated, exercise prices and fair value per share amounts for the grants made prior to December 31, 2020 are reflected in the table above and throughout this response after giving effect to such adjustments.

(3)	These awards were approved by the Board on September 30, 2020.
(4)	These awards were approved by the Board on January 17, 2021.
(5)

This grant related to the exchange of options held by certain shareholders of Luna Labs Limited (“Luna”), which the Company acquired in February 2021 (the “Luna Acquisition”). As consideration for the Luna Acquisition, the Company paid $75,000,000 in cash together with 951,928 Ordinary Shares, as further set forth in the Registration Statement.

February 6, 2020 Grant

While the equity based awards granted on February 6, 2020 (the “February 6, 2020 Grant”) were minor, the Company believes that it is important to elaborate upon how it determined the fair value of the Ordinary Shares underlying the grant. The Company’s Board, with input from management, determined the fair value of the Ordinary Shares underlying these awards to be $12.62 per share, based on (i) the significant secondary sale in November 2019 (the “CVC Sale”) by nearly all of the Company’s shareholders and vested option holders of 25,006,298 of the 2019 Ordinary Shares (with such shares possessing liquidation preferences as more fully described in the Registration Statement) to funds managed by CVC Capital Partners for a price per share of $14.95 (not reflecting an adjustment for the Spin-Off), which price factored in the value of the liquidation preferences attached to the 2019 Ordinary Shares) through an offer to all holders of outstanding shares and vested options based on their pro-rata holdings, as well as (ii) a valuation report from an independent third-party valuation firm as of December 31, 2019 (the “December 2019 Valuation”) using the GPCM methodology under the market approach.

The Board determined that as of the grant date, no material changes had occurred in the business since the CVC Sale or in the assumptions used by the independent third-party valuation firm in the December 2019 Valuation. Accordingly, the Company believes that the $12.62 per Ordinary Share was an appropriate fair value established by the Board for the February 6, 2020 Grant.

Securities and Exchange Commission

Division of Corporation Finance

April 8, 2021

September 30, 2020 and October 28, 2020 Grants

The Company’s Board, with input from management, initially determined the fair value of the Ordinary Shares underlying the equity based awards granted on September 30, 2020, with the effective date of one further minor grant set to October 28, 2020 pending the commencement of employment for one grantee, (together, the “September 30, 2020 Grant”) to be $12.62 per share, based on the CVC Sale the December 2019 Valuation. The Board also considered the fact that in July 2020, one of the Company’s shareholders sold 1,585,314 Ordinary Shares to an unaffiliated third party at a price per Ordinary Share of $14.95 (not reflecting an adjustment for the Spin-Off) (the “July 2020 Secondary Sale”). In initially reaching this determination, the Board determined that as of the September 30, 2020 Grant, no material changes had occurred in the business since the previous grant in February 2020.

For financial reporting purposes, in December 2020, management and the Board decided to re-evaluate the fair value assigned to the September 30, 2020 Grant, given market changes and other events known to the Board as of September 30, 2020. In December 2020, the Company retained an independent third-party valuation firm to prepare a retrospective valuation of the Company’s Ordinary Shares for the purpose of recording stock-based compensation for the September 30, 2020 Grant (the “December 2020 Valuation”). The Company’s Board, with input from management and taking into account the December 2020 Valuation, determined the fair value of its Ordinary Shares to be $31.30.

In arriving at the fair value of the Ordinary Shares, the Board first determined enterprise value under both a stay private scenario (which included a private M&A transaction) and an IPO scenario. The income-based approach utilizing the DCF method was deemed by the Board to be the most appropriate method and used to determine the enterprise value for the stay private scenario. Enterprise value for the IPO scenario was determined based on management’s assumptions (which were substantially similar to an income-based DCF method), since, at the time of the September 30, 2020 Grant, the Company had not yet had any substantive discussions with potential underwriters for an IPO requiring management to provide the independent third-party valuation firm with their best estimate of the IPO potential scenario.

After determining enterprise value, the December 2020 Valuation utilized the Hybrid Method to allocate the enterprise value of the Company appropriately to determine the fair value of the Ordinary Shares. The Hybrid Method considered both the following future liquidity event scenarios: (1) a stay private scenario (which included a private M&A transaction) and (2) an IPO scenario, applying a probability weighting of 50% to each scenario, after considering the Company’s stage of development and potential volatility in the market. The December 2020 Valuation then used (i) the OPM to allocate value in the stay private scenario and (ii) the PWERM to allocate value in the IPO scenario to each of the classes of the Company’s share capital, pro-rata on an as-converted to Ordinary Share basis.

A DLOM was then applied to both the stay private and the IPO scenario. After further applying the 50% probability weighting to each scenario, the fair value of the Company’s Ordinary Shares was determined to be $31.30 per share.

In reaching this revised determination of fair value of the Ordinary Shares, the Board considered certain qualitative factors that both anchored the prior valuation and pointed both towards an increase in the fair value as of the September 30, 2020 Grant, including the following:

Securities and Exchange Commission

Division of Corporation Finance

April 8, 2021

•

The significant increases seen in the valuation multiples for recent business combinations and IPOs of comparable technology companies. In particular, one of the Company’s primary competitors completed its upsized IPO in September 2020, pricing its offering above the top of the initial preliminary price range; and

•	The CVC Sale and the July 2020 Secondary Sale, each of which represented arms-length transactions with informed parties on both sides;

•	The strong overall performance of the Company’s business and platform during this time period; and;

•

The overall recovery of the equity markets following the turbulence and uncertainty caused by COVID-19, leading to record high prices on the major U.S. National Stock Exchanges during this time period.

Accordingly, the Company believes that the December 2020 Valuation of $31.30 was the most appropriate to determine the fair value of the Ordinary Shares underlying the September 30, 2020 Grant and recorded stock-based compensation expense in its audited consolidated financial statements for the year ended December 31, 2020 based on this valuation. As a result the reassessment of the fair value of the Ordinary Shares, the amount of stock-based compensation relating to the September 30, 2020 Grant amounted to approximately $24 million, of which the Company recorded a compensation expense of $3.5 million in the fourth quarter of 2020 (which is reflected in the Company’s audited financial statements for the year ended December 31, 2020). The remaining $20.5 million of the unrecognized compensation expense will be recognized through the remaining vesting/service period using the accelerated attribution method.

January 17, 2021, January 18, 2021, February 1, 2021 and February 8, 2021 Grants

The Company’s Board, with input from management, determined the fair value of the Ordinary Shares underlying the equity based awards approved by the Board on January 17, 2021, including additional minor awards approved related to future grant dates of January 18, 2021, February 1, 2021 and February 8, 2021 (together, the “January 17, 2021 Grant”), to be $44.40 per share. In making this determination, the Board relied upon a valuation report from an independent third-party valuation firm related to the value of the Ordinary Shares as of January 17, 2021 (the “January 2021 Valuation”).

In arriving at the fair value of the Ordinary Shares, the Board first determined an enterprise value under both a stay private scenario (which included a private M&A transaction) and an IPO scenario by utilizing the DCF methodology under the income-based approach based on the Company’s projections for the next 5 years. After determining enterprise value, the January 2021 Valuation utilized the Hybrid Method to allocate the enterprise value of the Company appropriately to determine the fair value of the Ordinary Shares. The Hybrid Method considered the following future liquidity event scenarios: (1) a stay private scenario and (2) an IPO scenario applying a probability weighting of 60% to the IPO scenario and 40% to the stay private scenario, after considering the Company’s stage of development and potential volatility in the market. Using the Hybrid Method the December 2020 Valuation used (i) the OPM to allocate value in the stay private scenario and (ii) the PWERM to allocate value in the IPO scenario to each of the classes of the Company’s share capital, pro-rata on an as-converted to ordinary share basis.

Securities and Exchange Commission

Division of Corporation Finance

April 8, 2021

The resulting fair value of Ordinary Shares was determined to be $59.39 per share for the IPO scenario and $34.38 for the stay private scenario. A DLOM was then applied to both the IPO scenario and the stay private scenario. After further applying the 60% probability weighting to the IPO scenario and the 40% probability to the stay private scenario, the fair value of the Company’s Ordinary Shares was determined to be $44.40 per share.

In reaching the determination with respect to the increase in fair value of the Ordinary Shares from the September 30, 2020 Grant to the January 17, 2021 Grant, the Board considered a number of factors including the following:

•	The continued strong performance of the overall equity markets during the fourth quarter of 2020 and entering 2021;

•	The Company continued to progress in its discussions with representatives from investment banks and on November 12, 2020, the Company held an organizational meeting for its IPO; and

•

The Board and management considered a $6 billion preliminary enterprise valuation with respect to the Company’s IPO. Such valuation represented the lower end of the indicative valuation range received from the proposed investment banks underwriting the proposed IPO (after factoring in a standard assumed market discount).

•	In November 2020, the Company received a term sheet with a preliminary enterprise equity valuation range of $4.5 billion to $5 billion.

As a result of the above factors contributing to the increase in the overall enterprise value of the Company, the Company believes that the January 2021 Valuation was reasonable and that the increased fair value of $44.40 per Ordinary Share was an appropriate fair value for the January 17, 2021 Grant.

February 16, 2021 Grants

The Company’s Board, with input from management, determined the fair value of the Ordinary Shares underlying the equity-based awards approved by the Board on February 16, 2021, to be $74.03 per share (the “February 16, 2021 Grant”). This fair value was also used to determine the fair value of the consideration paid to the shareholders of Luna in the Luna Acquisition. In making this determination, the Board relied upon a valuation report from an independent third-party valuation firm as of February 16, 2021 (the “February 2021 Valuation”).

Securities and Exchange Commission

Division of Corporation Finance

April 8, 2021

There were no changes to the valuation methodology from the January 2021 Valuation used by the Board when determining the fair value of the Ordinary Shares during this period. Following the application of the relevant methodology, the resulting fair value of Ordinary Shares was determined to be $114,55 per share for the IPO scenario and $33.10 for the stay private scenario. A DLOM was then applied to both the IPO scenario and the stay private scenario. After further applying the 60% probability weighting to the IPO scenario and the 40% probability to the stay private scenario, the fair value of the Company’s Ordinary Shares was determined to be $74.03 per share.

In reaching the determination with respect to the increase in fair value of the Ordinary Shares from the January 2021 Valuation, the Board considered a number of factors including the following:

•	The Company continued to progress in towards its IPO, making an initial confidential submission to the Staff on February 4, 2021;

•	The Company received initial indications of interest from Thoma Bravo Advantage, a Cayman Islands exempted company (“TBA”), with an initial meeting occurring on February 2, 2021;

•	The Company received an initial non-binding term sheet from TBA on February 11, 2021 with an pre-transaction enterprise valuation range of $13-$15 billion; and

•

The Company continued to hold informational meetings with TBA and their respective advisors to negotiate the terms of the proposed business combination. Terms proposed during such meetings included (i) a 45-day exclusivity period; (ii) a minimum clash condition related to the business combination in the amount of $1.7 billion; (iii) the fact that an affiliate of TBA would commit at least $150 million of the total proposed $1.5 billion PIPE financing; and (iv) the Company pre-transaction enterprise valuation would be set at $12 billion.

As a result of the above factors contributing to the increase in the overall enterprise value of the Company, the Company believes that the February 2021 Valuation was reasonable and that the increased fair value of $74.03 per Ordinary Share was an appropriate fair value for the February 16, 2021 Grant.

Comparison between Fair Value of Ordinary Shares and Implied Value of the Merger Consideration.

On March 20, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, TBA, Showtime Cayman, a Cayman Islands exempted company and wholly-owned subsidiary of the Company (“Merger Sub”), and Showtime Cayman II, a Cayman Islands exempted company and wholly-owned subsidiary of the Company (“Merger Sub II”), pursuant to which: (a) Merger Sub will merge with and into the Company (the “First Merger”), with TBA surviving the First Merger as a wholly owned subsidiary of the Company (such company, as the surviving entity of the First Merger, the “Surviving Entity”) and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Entity will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of the Company. As part of the proposed Mergers, (i) each ordinary share of the Company

Securities and Exchange Commission

Division of Corporation Finance

April 8, 2021

that is issued and outstanding immediately prior to the Effective Time will be renamed and become a Company Class A Ordinary Share, (ii) the Company will declare and effect an in-kind dividend on each Company Class A Ordinary Share then outstanding by distributing to each holder thereof one Company Class B Ordinary Share for each Company Class A Ordinary Share held by such holder and (iii) each Company Class A Ordinary Share and each Company Class B Ordinary Share that is issued and outstanding immediately prior to the Effective Time shall be split into a number of Company Class A Ordinary Shares and Company Class B Ordinary Shares, respectively, in order to cause the value of the outstanding Company Ordinary Shares immediately prior to the Effective Time to equal $10.00 per share, based upon the equity value of the Company in the Mergers (the “Stock Split”). In connection with the Stock Split, the Company Ordinary Shares will convert at an estimated ratio of 10 Class A Ordinary Shares for each Ordinary Share, at a deemed value of $10.00 per share. Accordingly, the implied value of Company Ordinary Shares is approximately $95 per share with respect to the proposed Mergers.

There are several significant factors that Company believes contributed to the differences in fair value of the Ordinary Shares underlying the Company’s share based equity awards granted in 2021 relative to the implied fair value of Company Ordinary Shares of approximately $95.00 with respect to the proposed Mergers. These factors include:

•

The valuation report prepared by the Company’s independent third-party valuation firm utilized a quantitative methodology to determine the fair value of the Ordinary Shares, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the public markets, such as the valuations of recently completed public offerings and business combinations and evaluating those issuers’ respective stages of development and business progress as compared to the Company, the current valuations of public companies in the Peer Group and recent market conditions;

•

The Company’s grant date fair value of its Ordinary Shares is estimated with a discount for lack of marketability. Upon completion of the proposed Mergers, the Ordinary Shares received as consideration in the Mergers will be traded on a national securities exchange negating the impact of the discount for lack of marketability;

•

The equity markets are experiencing increased demand due to the historically low interest rate environment as a result of actions taken by the Federal Reserve. In this interest rate environment, investors are looking for yield which they believe can be found in quality investments in the equity markets;

•

The valuation methodology applied to the implied fair value of the Ordinary Shares with respect to the proposed Mergers assumes a successful business combination and “de-SPAC IPO” in the first half of 2021 with no weighting placed on any other outcome of the Company, such as a private M&A transaction or remaining private; and

Securities and Exchange Commission

Division of Corporation Finance

April 8, 2021

•

The valuation considerations for determining the implied fair value of the Ordinary Shares with respect to the proposed Mergers were informed by the significant increases seen in the valuation multiples for recent business combinations and IPOs of comparable technology companies. In particular, in recent months, there have been a number of high-profile IPOs and “de-SPAC transactions” that have priced at the high-end of previously established ranges (for IPOs) and/or that have seen significant increases in their stock prices following their IPOs or deSPAC transactions.

Conclusion

As such, considering all of the above, the Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company also believes that the fair values determined by the Board for the Ordinary Shares underlying each share-based award are appropriate and demonstrate the Board’s consideration of all relevant factors in determining fair value at each valuation date. Accordingly, the Company submits that it believes that its determination of the fair value of the Ordinary Shares for financial reporting purposes is appropriate and it has properly reflected the share-based compensation expense for its historical grants.

*    *    *

Securities and Exchange Commission

Division of Corporation Finance

April 8, 2021

Please do not hesitate to contact me by telephone at +44-20-7710-5820 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Joshua Kiernan
Joshua Kiernan of LATHAM & WATKINS LLP

cc:	(via email)

Tomer Bar-Zeev, Chief Executive Officer, ironSource Ltd.
Assaf Ben Ami, Chief Financial Officer, ironSource Ltd.
Dalia Litay, General Counsel, ironSource Ltd.
Marc D. Jaffe, Latham & Watkins LLP
Michael J. Rosenberg, Latham & Watkins LLP
Ryan Maierson, Latham & Watkins LLP
Dan Shamgar, Meitar | Law Offices